NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 12, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 1, 2019, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between TCF Financial Corporation and Chemical Financial Corporation became effective before the open on August 1, 2019. Each share of TCF Financial Corporation Depositary Shares, each representing 1/1,000th interest in a share of Series C Non-Cumulative Perpetual Preferred Stock held was converted into one share of a Depositary Shares, each representing 1/1,000th interest in a share of newly created series of Chemical Financial Corporation Preferred Stock designated as Chemical 5.70% Series C Non-Cumulative Perpetual Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 1, 2019.